40-33

SEWARD & KISSEL LLP

1200 G STREET, N.W.

WASHINGTON, D.C. 20005

WRITER'S E-MAIL

[redacted]

TELEPHONE: (202) 737-8833

FACSIMILE: (202) 737-5184

WWW.SEWKIS.COM

ONE BATTERY PARK PLAZA
NEW YORK, NEW YORK 10004
TELEPHONE: (212) 574-1200
FACSIMILE: (212) 480-8421

04009316

811-126

February 25, 2004

FEB 26 2004

PROCESSED
MAR 01 2004
THOMSON FINANCIAL

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re: AllianceBernstein Mutual Funds

Dear Sir or Madam:

Enclosed please find a copy of a class action complaint filed in the United States District Court for the Southern District of New York on January 13, 2004 by Jo-Anne R. Schneider against the AllianceBernstein Mutual Funds listed in Appendix A (the "Funds") and the Funds' affiliated parties listed in Appendix B. The Funds make this filing pursuant to Section 33 of the Investment Company Act of 1940, as amended.

Sincerely,

Paul M. Miller

Enclosure

CC: Linda B. Stirling
Stephen Laffey

APPENDIX A

AllianceBernstein Mutual Funds

Name	Registration No.	CIK No.
AllianceBernstein Growth & Income Fund, Inc.	811-00126	0000029292
AllianceBernstein Disciplined Value Fund, Inc.	811-09687	0001090504
AllianceBernstein Mid-Cap Growth Fund, Inc.	811-00204	0000019614
The AllianceBernstein Portfolios - AllianceBernstein Growth Fund	811-05088	0000812015
AllianceBernsteinTrust - AllianceBernstein Small Cap Value Fund	811-10221	0001129870
AllianceBernstein Premier Growth Fund, Inc.	811-06730	0000889508
AllianceBernstein Small Cap Growth Fund, Inc.	811-01716	0000081443
AllianceBernstein Technology Fund, Inc.	811-03131	0000350181
AllianceBernstein Americas Government Income Trust, Inc.	811-06554	0000883676
AllianceBernstein High Yield Fund, Inc.	811-09160	0001029843

APPENDIX B

Affiliated Parties of AllianceBernstein Mutual Funds

Name	CIK No.	Registration No.	IARD No. or CRD No.
Alliance Capital Management Holding L.P.	0000825313	001-09818 801-32361	106998
Alliance Capital Management Corporation	N/A	801-39910	107445
Alliance Capital Management L.P.	N/A	801-56720	108477
AXA Financial, Inc.	0000880002	001-11166	N/A
AllianceBernstein Investment Research and Management, Inc.	0000732760	008-30851	14549

UNITED STATES DISTRICT COURT
SOUTHERN DISTRICT OF NEW YORK

JO-ANNE R. SCHNEIDER, On Behalf Of Herself And All Others Similarly Situated,

Plaintiff,

vs.

ALLIANCEBERNSTEIN GROWTH & INCOME FUND, INC., ALLIANCEBERNSTEIN DISCIPLINED VALUE FUND, INC., ALLIANCEBERNSTEIN MID-CAP GROWTH FUND, INC., ALLIANCEBERNSTEIN GROWTH FUND, INC., ALLIANCEBERNSTEIN SMALL CAP VALUE FUND, INC., ALLIANCEBERNSTEIN PREMIER GROWTH FUND, INC., ALLIANCEBERNSTEIN SMALL CAP GROWTH FUND, INC., fka QUASAR FUND, INC., ALLIANCEBERNSTEIN TECHNOLOGY FUND, INC., ALLIANCEBERNSTEIN HIGH-YIELD FUND, INC., ALLIANCEBERNSTEIN AMERICAS GOVERNMENT INCOME TRUST, INC., (collectively known as "ALLIANCEBERNSTEIN FUNDS"); ALLIANCE CAPITAL MANAGEMENT HOLDING L.P.; ALLIANCE CAPITAL MANAGEMENT L.P.; ALLIANCE CAPITAL MANAGEMENT CORPORATION; ALLIANCE FUND DISTRIBUTORS, INC.; AXA FINANCIAL, INC.; EDWARD J. STERN; CANARY CAPITAL PARTNERS, LLC; CANARY INVESTMENT MANAGEMENT, LLC; CANARY CAPITAL PARTNERS, LTD.; DANIEL CALUGAR and SECURITIY BROKERAGE, INC.,

Defendants.

Civil Action No. 04 CV 002[illegible]0

CLASS ACTION COMPLAINT

JURY TRIAL DEMANDED

JAN 13 2004

The plaintiff alleges the following based upon the investigation of her counsel, which included a review of United States Securities and Exchange Commission ("SEC") filings, press releases and regulatory filings by the SEC and the New York State Attorney General, and other press releases and media reports about the AllianceBernstein Funds (as defined in the caption of this case, above) and the other defendants.

NATURE OF THE ACTION

1. This is a class action on behalf of a class consisting of all persons other than defendants who purchased or sold shares of one or more of the then mutual funds that are members of the AllianceBernstein (formerly Alliance) family of funds, that are listed above in the caption, and that are collectively referred to in this complaint as the AllianceBernstein Funds, between January 1, 2001 and September 30, 2003, inclusive, and who were damaged thereby. . This action is brought under the Securities Act of 1933 (the "Securities Act") and the Securities Exchange Act of 1934 (the "Exchange Act"), and the common law.

2. The Fund Defendants, as defined below, in clear contravention of their fiduciary and other duties to members of the Class, permitted the Canary Defendants and the Calugar Defendants (both as defined below), and other favored customers, to engage in late trading and/or market timing in the AllianceBernstein Funds, improper conduct that financially advantaged the defendants and those favored customers, to the detriment of the plaintiff and the other members of the Class.

JURISDICTION AND VENUE

3. This Court has jurisdiction over the subject matter of this action pursuant to § 27 of the Exchange Act of 1934 (15 U.S.C. § 78aa), Section 22 of the Securities Act (15 U.S.C. § 77v), and 28 U.S.C. §§ 1331, 1337,1367.

4. Many of the acts charged in this complaint, including the preparation and dissemination of materially false and misleading information, occurred in substantial part in this

District. The defendants conducted other substantial business within this District, and many Class members, including the plaintiff, reside within this District. Defendants Alliance Capital Management Holding L.P., Alliance Capital Management, L.P., Alliance Capital Management Corporation, Alliance Fund Distributors, Inc. and AXA Financial, Inc. maintain offices in this District. Defendant Stern resides in this District.

5. In connection with the acts alleged in this complaint, the defendants, directly or indirectly, used the means and instrumentalities of interstate commerce, including, but not limited to, the mails, interstate telephone communications and the facilities of the national securities markets.

PARTIES

6. Plaintiff Jo-Anne R. Schneider, as set forth in her attached Certification, purchased shares of defendant AllianceBernstein Premier Growth Fund (known as the Alliance Permier Growth Fund at all relevant times until February 26, 2003) during the Class Period (as well shares of the Value Fund), and has been damaged thereby.

7. The AllianceBernstein Premier Growth Fund is among the AllianceBernstein Funds as defined above.

8. Each of the AllianceBernstein Funds is a mutual fund that is regulated by the Investment Company Act of 1940, that is managed by defendant Alliance Capital Management, L.P., and that sells, exchanges and redeems shares that have been documented by the SEC and the New York State Attorney General to be subject to the misconduct alleged in this complaint. Each of the Alliance Bernstein Funds is a Registrant under the Securities Act of 1933 and under the Investment Company Act of 1940 that at all relevant times has offered its shares to be

purchased by investors (including "conversion" or "exchange"), and sold back to it by such investors ("redemption"), pursuant to a Registration Statement and Prospectus, as amended from time to time.

9. Defendant Alliance Capital Management Holding L.P. ("Alliance Holding") is a publicly-traded holding company that provides investment management services through defendant Alliance Capital Management, L.P. ("Alliance Capital Management"). Alliance Holding is incorporated in Delaware and has its principal place of business at 1345 Avenue of the Americas, New York, New York 10105. Alliance Holding is the ultimate parent of the AllianceBernstein Funds and the other mutual funds in the AllianceBerntein family. It is also the parent company of, and controls, Alliance Capital Management and the AllianceBernstein Funds. As of September 30, 2003, Alliance Holding owned approximately 30.9 percent of the outstanding shares of Alliance Capital Management.

10. Defendant Alliance Capital Management is a Delaware limited partnership that is registered as an investment adviser under the Investment Advisers Act. It managed and advised the AllianceBernstein Funds and the other funds in the Alliance Bernstein family of funds throughout the Class Period. During this period, Alliance Capital Management had ultimate responsibility for overseeing the day-to-day management of the AllianceBernstein Funds, each of which had individual portfolio manager(s). Alliance Capital Management is located at 1345 Avenue of the Americas, New York, New York 10105.

11. Defendant Alliance Capital Management Corporation ("Alliance Corporation") is an indirect wholly-owned subsidiary of defendant AXA Financial, Inc. ("AXA"), and the general partner of both defendants Alliance Holding and Alliance Capital Management. Alliance

Corporation owns 100,000 partnership units in Alliance Holding and a 1 percent general partnership interest in Alliance Capital Management. Alliance Corporation is located at 140 Broadway, New York, New York 10005.

12. Defendant Alliance Fund Distributors, Inc. ("Alliance Distributors") is a wholly-owned subsidiary of Alliance Corporation that is the principal underwriter of the AllianceBernstein Funds, and of the other mutual funds in the AllianceBernstein family. It is located at 1345 Avenue of the Americas, New York, NY 10105.

13. Defendant AXA, a unit of Europe's second largest insurer AXA SA, is an international financial services organizations that provides financial advisory, insurance and investment management products and services worldwide. AXA is a Delaware corporation that maintains its principal place of business at 1290 Avenue of the Americas, New York, New York 10104. AXA controls Alliance Capital Management and the other Alliance Defendants (as defined below) by virtue of its general partnership interests through Alliance Corporation and its 55.6 percent economic interest in Alliance Capital Management as of September 30, 2003, and by virtue of the other corporate affiliations described above.

14. Alliance Holding, Alliance Corporation, Alliance Capital Management, Alliance Distributors, AXA, and the AllianceBernstein Funds are referred to collectively in this complaint as the "Alliance Defendants".

15. According to Morningstar Inc., as summarized in an article in *The New York Times* on December 11, 2003, the AllianceBernstein family of mutual funds has some of the highest annual charges in the industry. As reported, when adjusted to account for varying levels of assets in each fund, the AllianceBernstein stock funds have the highest fees among the 25

largest mutual fund companies, amounting to .77% of assets annually, compared to an asset-weighted charge of only .28% for the Vanguard Group.

16. Defendant Canary Capital Partners, LLC, is a New Jersey limited liability company with offices at 400 Plaza Drive, Secaucus, New Jersey.

17. Defendant Canary Investment Management, LLC, is a New Jersey limited liability company with offices at 400 Plaza Drive, Secaucus, New Jersey.

18. Defendant Canary Capital Partners, Ltd., is a Bermuda limited liability company.

19. Defendant Edward J. Stern ("Stern") is a resident of New York, New York. Stern at all relevant times was the managing principal of Canary Capital Partners, LLC, Canary Investment Management, LLC, and Canary Capital Partners, Ltd.

20. Defendants Canary Capital Partners, LLC; Canary Capital Partners, Ltd.; Canary Investment Management, LLC; and Stern are collectively referred to in this complaint as the "Canary Defendants". All of the Canary Defendants were active participants in the wrongful scheme alleged in this complaint.

21. Defendant Daniel Calugar ("Calugar") is a resident of Las Vegas, Nevada and Los Angeles California. At all relevant times, he was the President and 95% owner of defendant Security Brokerage, Inc. Calugar is also an attorney.

22. Defendant Security Brokerage, Inc. was at all relevant times a broker-dealer firm registered with the SEC and located in Las Vegas, Nevada. On September 19, 2003, Security Brokerage, Inc. filed Form BDW with the SEC seeking to withdraw its broker-dealer registration.

23. Defendants Daniel Calugar and Security Brokerage, Inc. are collectively referred

to in this complaint as the "Calugar Defendants". Both of the Calugar Defendants were active participants in the wrongful scheme alleged in this complaint.

PLAINTIFF'S CLASS ACTION ALLEGATIONS

24. The plaintiff brings this action as a class action pursuant to Federal Rule of Civil Procedure 23(a) and (b)(3) on behalf of a Class, consisting of all persons or entities who purchased or sold shares in any of the AllianceBernstein Funds (as defined above), between January 1, 2001 and September 30, 2003 (the "Class Period"), and who were damaged thereby (the "Class"). Excluded from the Class are the defendants, the members of the immediate families of the individual defendants, and any entity that is affiliated with any defendant or in which any defendant had or has a controlling interest.

25. The members of the Class are so numerous that joinder of all members is impracticable. While the exact number of Class members is unknown to the plaintiff at this time and can only be ascertained through appropriate discovery, the plaintiff believes that there are thousands of members in the proposed Class. Record owners and other members of the Class may be identified from records maintained by the AllianceBernstein Funds.

26. The plaintiff's claims are typical of the claims of the members of the Class, because all members of the Class were similarly affected by the defendants' wrongful conduct in violation of the federal securities laws.

27. The plaintiff will fairly and adequately protect the interests of the members of the Class and has retained counsel competent and experienced in class and securities litigation.

28. Common questions of law and fact exist as to all members of the Class and predominate over any questions solely affecting individual members of the Class. Among the questions of law and fact common to the Class are:

(a) whether the federal securities laws were violated by the defendants' acts as alleged in this complaint;

(b) whether statements made by the defendants to the investing public during the Class Period were false and misleading concerning the AllianceBernstein Funds; and

(c) to what extent the members of the Class have sustained damages, and the proper measure of damages.

29. A class action is superior to all other available methods for the fair and efficient adjudication of this controversy because joinder of all members is impracticable. Furthermore, because the damages suffered by individual Class members may be relatively small, the expense and burden of individual litigation make it virtually impossible for members of the Class individually to redress the wrongs done to them. There will be no difficulty in the management of this action as a class action.

SUBSTANTIVE ALLEGATIONS

INTRODUCTION

30. Mutual funds are meant to be long-term investments and are therefore the favored savings vehicles for many Americans' retirement and college funds. The AllianceBernstein family of funds were no exception; the AllianceBernstein website states: "**A little planning goes a long way. Whatever your long-term goal, we can help you begin to plan a savings strategy.** If your goal is listed below, let us show you how. I want to invest for a comfortable

retirement. - I'm saving for a college education. I'm saving toward a dream purchase."

[Emphasis added.]

31. However, unbeknownst to investors, from at least as early as January 1, 2001 the defendants engaged in fraudulent and wrongful schemes that enabled certain favored investors (including the Canary Defendants and the Calugar Defendants) to reap many millions of dollars in profit, at the expense of the AllianceBernstein Funds' investors, including the plaintiff and the other members of the Class, through secret and illegal after-hours ("late") trading and timed trading ("market timing" or "timing").

Late Trading Generally

32. Late trading exploits the way in which mutual funds set their prices. Mutual funds are valued once a day, usually at 4:00 p.m. (EST), when the New York market closes. The price, known as Net Asset Value ("NAV"), reflects the closing prices of the securities comprising a fund's portfolio, along with the value of any cash maintained for the fund. A mutual fund stands ready to buy or sell ("redeem") its shares at the NAV with the public all day, any day. However, unlike stock prices, mutual fund prices do not change during the course of the day. Accordingly, orders placed at any time during the trading day up to the 4:00 p.m. cut-off receive that day's NAV, but an order placed at 4:01 p.m. or thereafter receives the next day's NAV. This is known as "forward pricing," which became law in 1968.

33. "Forward-pricing" ensures fairness and a level playing field for investors. Mutual fund investors do not know the exact price at which their orders will be executed at the time they place the orders (unlike stock investors), because NAV's are calculated after the market closes at 4:00 p.m. that day. Thus, all investors have the same opportunity to digest "pre-4:00 p.m.

information" before they buy or sell, and no investor has (or is supposed to have) the benefit of "post-4:00 p.m. information" prior to making an investment decision. The reason for this is clear when one considers a typical situation where there is an event after the 4:00 p.m. market close (such as a positive earnings announcement), which makes it highly probable that the market for the stocks in a given fund will open sharply higher the next day. In such a case, forward pricing ensures fairness: those who bought the fund during the day, before the information came out, will enjoy a gain. Those who buy shares in the fund after the announcement are not supposed to share in this profit. Their purchase order should receive the NAV set at the end of the next day, when the market will have digested the news and reflected its impact in (i) higher prices for the stock held by the fund, and therefore (ii) a higher NAV for the fund.

34. An investor who can avoid the legal requirement of forward pricing and buy at the prior NAV has a significant trading advantage, since he can wait until after the market closes for significant news to come out, and then buy the fund at the old, low NAV, which does not yet reflect the positive news, at essentially no risk. When the market rises the next day, the investor can pocket the profit made on this arbitrage based solely on the privilege of trading on the "stale" NAV.

35. The "late trader's" arbitrage profit comes dollar-for-dollar out of the mutual fund that the late trader buys. Essentially, the late trader is being allowed into the fund after it is closed for the day to participate in a profit that would otherwise have gone wholly to the fund's buy-and-hold investors. When the late trader redeems his shares and claims his profit, the mutual fund manager has to either sell stock or use cash on hand – stock and cash that used to belong to the long-term investors – to give the late trader his gain. Thus, putting aside the investment

results of the mutual fund for the brief time that the late trader actually holds it, the late trader's gain is the long-term investors' loss. The forward pricing rule was enacted precisely to prevent this kind of abuse. *See* 17 C.F.R. §270.22c-1(a).

Timing Generally

36. As discussed above, mutual funds are meant to be long-term investments. They are designed for buy-and-hold investors, and thus are the favored repository for long-term, goal-oriented investment accounts. In spite of this, quick-turnaround traders frequently try to trade in and out of certain mutual funds in order to exploit inefficiencies in the way they set their NAV's.

37. "Timers" seek to capitalize on the fact that some funds use "stale" prices to calculate the value of securities held in their portfolio, *i.e.*, prices that do not necessarily reflect the "fair value"of such securities as of the time the NAV is calculated. A typical example is a U.S. mutual fund that holds Japanese shares. Because of the time zone difference, the Japanese market closes at 2:00 a..m. New York time. If a U.S. mutual fund manager uses the closing prices of the Japanese shares in his fund to calculate an NAV at 4:00 p.m. in New York, he is relying on market information that is 14 hours old. Any positive market moves during the New York trading day that will likely cause the Japanese market to rise when it later opens will not be reflected in the "stale" Japanese prices, and thus the overall fund's NAV will be artificially low. ~~In sum, the NAV does not reflect the true current market value of the stocks the fund holds.~~ A trader who buys the Japanese fund at the "stale" price is virtually assured of a profit that can be realized the next day by selling. This and similar strategies are known as "time zone arbitrage". Taking advantage of this kind of short-term arbitrage repeatedly in a single mutual fund is called "timing" the fund.

38. Another type of timing is possible in mutual funds containing illiquid securities such as high-yield bonds or small capitalization stocks. In such cases, the fact that some of the fund's securities may not have traded for hours before the New York closing time can render the fund's NAV stale, and thus open to being timed. This is sometimes known as "liquidity arbitrage".

39. Like late trading, effective timing captures an arbitrage profit, which comes dollar-for-dollar from the pockets of funds' long-term investors. The timer steps in at the last minute and takes part of the buy-and-hold investors' upside when the market goes up; and as a result the next day's NAV is reduced for those who are still in the fund. Conversely, if the timer sells short on days market prices are falling, the arbitrage has the effect of making the next day's NAV lower than it would otherwise have been, thus magnifying the losses that investors are experiencing in a declining market.

40. Besides obtaining the benefit of the wealth transfer of arbitrage (known as "dilution"), timers also harm their target funds and the funds' shareholders in many other ways. Among other things, they impose their transaction costs on long-term investors. Trades necessitated by timer redemptions can also lead to realization of taxable capital gains at an undesirable time, or may result in managers having to sell stock into a falling market. As a result, fund managers often seek to minimize the disruptive impact of timers by keeping cash on hand to pay out the timers' profits without having to sell stock. However, such efforts by fund managers to counter the ill effects of "timing" on their funds do not eliminate the transfer of wealth out of the mutual fund caused by timing; they only reduce the administrative cost of those transfers. Moreover, this can also reduce the overall performance of the fund by requiring the

fund manager to keep a certain amount of the funds' assets in cash at all times, thus depriving the investors of the advantages of putting that money to use in a rising market. Fund managers even enter into special investments as an attempt to "hedge" against timing activity (instead of simply refusing to allow it), thus deviating altogether from the ostensible, publicly stated investment strategy of their funds, and incurring further transaction costs.

HOW THE DEFENDANTS DEFRAUDED THE PLAINTIFF AND THE CLASS

The AllianceBernstein Prospectuses

41. Each of the AllianceBernstein Funds sold, exchanged and redeemed its shares pursuant to a Registration Statement and Prospectus ("Prospectuses"), as amended from time to time, and the plaintiff and the members of the Class sold, exchanged and redeemed their shares in such funds pursuant to the Prospectuses. At all relevant times, the Prospectuses for each of the AllianceBernstein Funds advised investors, such as the plaintiff and the members of the Class, that they were required to place orders for transactions in their respective funds before 4:00 p.m. in order to receive that day's NAV as their transaction price pre share. Orders not received in such timely fashion (investors were led to believe) would be filled at the next day's NAV, set at the close of business on that (next) day. The relevant language in the Prospectuses for all of the AllianceBernstein Funds was identical or virtually so.

42. For instance, the prospectus incorporated in Post-Effective Amendment No. 26 to the Registration Statement of the Premier Growth Fund under the Securities Act of 1933, which was also Post-Effective Amendment No. 28 under the Investment Company Act, effective February 1, 2003, stated:

You should consider an investment in the Fund as a long-term investment. [Emphasis added.]

43. It further made a representation as to how shares are priced:

HOW THE FUNDS VALUE THEIR SHARES

The Funds' net asset value or NAV is calculated at 4 p.m., Eastern time, each day the Exchange is open for business. To calculate NAV, a Fund's assets are valued and totaled, liabilities are subtracted, and the balance, called net assets, is divided by the number of shares outstanding. The Funds value their securities at their current market value determined on the basis of market quotations, or, if such quotations are not readily available, such other methods as the Funds' directors believe accurately reflect fair market value.

44. The same prospectus, in explaining how orders are processed, states that orders received before the end of a business day will receive that day's net asset value per share, while orders received after close will receive the next business day's price, as follows:

Your order for purchase, sale, or exchange of shares is priced at the next NAV calculated after your order is received in proper form by the Fund.

* * *

HOW TO EXCHANGE SHARES

You may exchange your Fund shares for shares of the same class of other Alliance Mutual Funds (including AFD Exchange Reserves, a money market fund managed by Alliance). **Exchanges of shares are made at the next determined NAV, without sales or service charges.** You may request an exchange by mail or telephone. You must call by 4:00 p.m., Eastern time, to receive that day's NAV.

HOW TO SELL SHARES

You may "redeem" your shares (*i.e.*, sell your shares to a Fund) on any day the Exchange is open, either directly or through your financial intermediary. **Your sales price will be the next-determined NAV,** less any applicable CDSC, after the Fund receives your sales request in proper form. [Emphasis added.]

45. The same prospectus, like the Prospectuses for all of the AllianceBernstein Funds, also assured investors that the Alliance Defendants actively safeguard shareholders from the harmful effects of timing. It stated:

> A Fund may refuse any order to purchase shares. In particular, the Funds reserve the right to restrict purchases of shares (including through exchanges) when they appear to evidence a pattern of frequent purchases and sales made in response to short-term considerations.

46. As is shown below, these representations in the Prospectuses for the AllianceBernstein Funds gave public investors, such as the plaintiff and the members of the Class, the false and misleading impression that they were participating in ownership of the AllianceBernstein Funds on a level playing field, and that the Alliance Defendants were safeguarding their interests against illegal and improper activities by other traders.

The Applicability Of The Fraud-On-The-Market Doctrine

47. At all relevant times, the market for AllianceBernstein Funds was an efficient market for the following reasons, among others:

(a) The AllianceBernstein Funds were actively bought and sold through a highly efficient and automated market.

(b) Because they were regulated entities, periodic public reports concerning the AllianceBernstein Funds were regularly filed with the SEC.

(c) Persons associated with the AllianceBernstein Funds regularly communicated with public investors by established market communication mechanisms, including through regular disseminations of press releases on the national circuits of major newswire services and through other wide-ranging public disclosures, such as communications with the financial press and other similar reporting services.

(d) The AllianceBernstein Funds were covered by major investor services that follow and regularly report on the mutual fund industry.

48. As a result of the above, the market for the AllianceBernstein Funds promptly digested current information regarding AllianceBernstein Funds from all publicly available sources and reflected such information in the respective AllianceBernstein Funds' NAV's, which depended in part on the amount of funds invested in such mutual funds by public investors. The plaintiff and the other members of the Class relied on the integrity of the market for shares of the AllianceBernstein Funds. Under these circumstances, the plaintiff and the other members of the Class are entitled to a presumption of reliance on the Prospectuses and on the other publicly disseminated statements of the defendants concerning the AllianceBernstein Funds.

The New York State Attorney General's Action Against The Canary Defendants

49. On September 3, 2003, New York State Attorney General Eliot Spitzer filed a complaint (the "Spitzer Canary Complaint") charging fraud, among other violations of law, in connection with the unlawful practices alleged in this complaint. The Spitzer Canary Complaint alleged, with regard to the misconduct alleged in this complaint, as follows:

> Canary engaged in late trading on a daily basis from in or about March 2000 until this office began its investigation in July of 2003. It targeted dozens of mutual funds and extracted tens of millions of dollars from them. During the declining market of 2001 and 2002, it used late trading to, in effect, sell mutual fund shares short. This

> caused the mutual funds to overpay for their shares as the market went down, serving to magnify long-term investors' losses. [. . .] [Bank of America] (1) set Canary up with a state-of-the-art electronic trading platform [. . .] (2) gave Canary permission to time its own mutual fund family, the "Nations Funds," (3) provided Canary with approximately $300 million of credit to finance this late trading and timing, and (4) sold Canary derivative short positions it needed to time the funds as the market dropped. In the process, Canary became one of Bank of America's largest customers. The relationship was mutually beneficial; Canary made tens of millions through late trading and timing, while the various parts of the Bank of America that serviced Canary made millions themselves.

50. On September 4, 2003, *The Wall Street Journal* published a front page story about the Spitzer Canary Complaint under the headline: "Spitzer Kicks Off Fund Probe With a $40 Million Settlement". Mr. Spitzer was quoted as comparing after-the-close trading to "being allowed to bet on a horse race after the race was over". In this regard, the article stated:

> "The late trader," he said, "is being allowed into the fund after it has closed for the day to participate in a profit that would otherwise have gone completely to the fund's buy-and-hold investors."
>
> **In a statement, Mr. Spitzer said "the full extent of this complicated fraud is not yet known," but he asserted that "the mutual-fund industry operates on a double standard" in which certain traders "have been given the opportunity to manipulate the system. They make illegal after-hours trades and improperly exploit market swings in ways that harm ordinary long-term investors."**
>
> For such long-term investors, rapid trading in and out of funds raises trading costs and lowers returns; **one study published last year estimated that such strategies cost long-term investors $5 billion a year.**
>
> The practice of placing late trades, which Mr. Stern was accused of at Bank of America, also hurts long-term shareholders because it dilutes their gains, allowing latecomers to take advantage of events

> after the markets closed that were likely to raise or lower the funds' share price. [Emphasis added.]

The Wall Street Journal reported that the Canary Defendants had settled the charges against them, agreeing to pay a $10 million fine and $30 million in restitution.

51. As also contemporaneously reported, according to mutual fund orders and other records obtained by the New York State Attorney General's office, the Canary Defendants used an AllianceBernstein Fund for their late trading and market timing practices. According to the records, Canary sold shares of defendant Alliance Growth & Income Fund and invested the proceeds in an Alliance money market fund in a late trade submitted at 6:31 p.m. on January 13, 2003.

<u>The Fraud At Alliance Starts To Be Uncovered</u>

52. On September 30, 2003, defendant Alliance Capital Management announced in a press release published over *PR Newswire* that the New York State Attorney General and the SEC had contacted it in connection with the regulators' investigation of market timing and late trading practices in the mutual fund industry. Additionally, Alliance Capital Management stated the following:

> [B]ased on the preliminary results of its own ongoing internal investigation concerning mutual fund transactions, **it has identified conflicts of interest in connection with certain market timing transactions. In this regard, Alliance Capital has suspended two of its employees, one of whom is a portfolio manager of the AllianceBernstein Technology Fund, and the other of whom is an executive involved with selling Alliance Capital hedge fund products.** [Emphasis added.]

53. On October 1, 2003, an article in *The Wall Street Journal* identified the two Alliance Capital Management employees who were suspended as a result of their involvement in

conflicts of interests as Gerald Malone and Charles Schaffran. The article revealed that Alliance Capital Management had been subpoenaed by the New York State Attorney General's Office early on in its inquiry into the mutual fund industry, and, further, elaborated on defendants Malone and Schaffran's wrongful and illegal misconduct:

> **certain investors were allowed to make rapid trades in a mutual fund managed by Mr. Malone in exchange for making large investments in Alliance hedge funds also run by Mr. Malone[.]**
>
> * * *
>
> Mr. Schaffran is alleged to have helped a broker at a Las Vegas firm called Security Brokerage Inc. [one of the Calugar Defendants] gain the ability to make short-term trades in shares of Mr. Malone's mutual fund in exchange for investments into Mr. Malone's hedge funds[.]
>
> * * *
>
> As previously reported, [defendant **Edward] Stern's firm, Canary, appears to had arrangements allowing short-term trading with Alliance funds . . . Meanwhile, according to a copy of trade orders obtained by [Attorney General Elliot] Spitzer's office, on the evening of Jan. 13 this year, Mr. Stern placed late trades through Bank of America's trading system to sell 4,178,074 shares of Alliance Growth and Income Fund, which at the time would have amounted to an approximately [sic] $11 million transaction.** [Emphasis added.]

54. The article stated that in addition to managing the the AllianceBernstein Technology Fund, Malone also managed two technology hedge funds, the ACM Technology Hedge Fund and ACM Technology Partners LLP.

55. On November 6, 2003, *The Wall Street Journal* reported that people familiar with the matter stated that such timing arrangements also existed for other AllianceBernstein mutual

funds than those run by Malone. It also reported that such persons claimed that some Alliance senior executives were involved in or aware of those arrangements before Alliance became the subject or regulatory investigations. It further reported that Alliance executives instructed the firm's "timing police", who are responsible for tracking market timers, to allow market timing by those who had entered into such arrangements with it, while blocking other traders who had not entered into such arrangements.

56. On November 10, 2003, Alliance Holding and Alliance Capital Management issued a joint press release, as incorporated in a Form 8-K filed with the SEC on the same date, in which they announced:

> . . . John D. Carifa has resigned his position as President, Chief Operating Officer and Director of Alliance Capital and as Chairman of the Board of its mutual funds. In addition, Michael J. Laughlin has resigned as Chairman of Alliance Capital's mutual fund distribution unit.
>
> ". . . the Board of Directors and I, acting in concert, requested their resignations because **they had both senior and direct responsibility over the firm's mutual fund unit which, as previously reported, allowed inappropriate market timing transactions, some of which had an adverse impact on mutual fund shareholders**," Lewis A. Sanders, Alliance Capital's Chief Executive Officer, said.
>
> * * *
>
> There is a high likelihood that Alliance Capital will face sanctions and penalties . . . [Emphasis added.]

57. As noted in *The Wall Street Journal* in an article dated November 11, 2003, Carifa had been employed by Alliance Capital Management since 1971, and Laughlin had been

employed there since 1987. Carifa had also served on the Board of Governors of the Investment Company Institute, the mutual fund industry's lobbying arm.

58. *The New York Times*, in an article dated November 11, 2003, in addition to reporting the forced resignations of Carifa and Laughlin, mentioned that regulators were looking at whether executives at Alliance were aware of rapid trading in and out of its mutual funds by the Canary Defendants and the Calugar Defendants. It further reported that regulators were looking into whether Bruce W. Calvert, Alliance Capital Management's Chairman, was aware of such arrangements.

59. In a joint press release dated November 14, 2003, as incorporated in a Form 8-K filed with the SEC on the same date, Alliance Holding and Alliance Capital Management stated, among other things, that "two previously suspended employees" (Malone and Schaffran) had resigned at the request of Alliance Capital Management.

60. Further elaborating on the ongoing investigation into the scandal at "Alliance", *The Wall Street Journal* on December 11, 2003 reported that the firm had not only tolerated market timing, but that there had been a formalized process for making exceptions to its stated anti-timing policies. The *Journal* further reported that Alliance employees could have shared portfolio information not available to most investors, and that Alliance established well over a dozen timing arrangements with privileged investors. In the same article, the *Journal* noted that Carifa's involvement was been notable because it highlighted the potential conflicts of having a mutual fund board – "which is legally bound to first and foremost look out for the interest of shareholders – headed by someone who has a direct financial interest in the success of the money-management firm".

61. The *Journal* reported in the same article that "[a] number of other top executives, all the way up to Alliance Chairman Bruce Calvert, knew about the market-timing deals, according to people familiar with the matter". It noted that: "At the same time, Mr. Calvert and others, while allowing the trading, also recognized that the practice harmed shareholders."

62. On December 17, 2003 *The Wall Street Journal* reported that Roger Hertog, vice chairman of Alliance Holding, "was included in e-mail correspondence discussing details of one of the firm's largest market-timing accounts", according to e-mails reviewed by the *Journal*. Further, the text of the e-mails suggested that Calvert was also familiar with the arrangement and had approved it. The arrangement referred to was one by which the Calugar Defendants were permitted to engage in market timing trades in an number of AllianceBernstein mutual funds. As the *Journal* stated:

> The apparent awareness of Messrs. Hertog and Calvert, along with John Carifa, who was asked to resign last month from his posts as president of Alliance and chairman of the board of the Alliance funds, suggests that nearly the entire upper echelon of Alliance's management knew about the arrangements. . .

It also reported that, in addition to Carifa, Laughlin, Malone and Schaffran, about a half dozen other people in Alliance's mutual fund sales group had been asked to resign, according to people familiar with the situation.

63. The *Journal* quoted two e-mails that were exchanged between Carifa and Laughlin on January 29, 2002, of which copies had been sent to Hertog. The e-mails, under the subject line "Alliance Technology Fund", "lay out in detail the arrangement to allow the Las Vegas broker, Daniel Calugar, to engage in market-timing trades in a number of the firm's

mutual funds in connection with his investments in Alliance hedge funds and other products."

64. As reported in this article, one of the e-mails:

> discussed the ratio of so-called "sticky-asset" investments that Mr. Calugar agreed to make in Alliance hedge funds in exchange for being allowed to time the mutual funds. For example, Mr. Calugar would be allowed to make market-timing trades in Alliance's Premier Growth Fund that totaled up to four times the amount that he had invested in an Alliance hedge fund. At the time, Premier Growth was managed by Charles Harrison, a vice chairman of Alliance. Mr. Harrison was also sent of copy of one of the e-mails.

Further, this e-mail also said that, according to Schaffran, who was also copied on it, "Bruce Calvert is OK with this".

65. As reported in *the* Journal article, this e-mail also "cited an occasion where Mr. Calugar's trading was disruptive to the Technology Fund. It said that Mr. Malone "was forced to reduce a cash position to cover a redemption [by Calugar]".

<u>The Settlement With The New York State Attorney General And The SEC</u>

66. On December 18, 2003, Alliance Holding and Alliance Capital Management issued a joint press release, as incorporated in a Form 8-K filed with the SEC on the same date, in which they said that Alliance Capital Management had reached terms with the New York State Attorney General and the Staff of the SEC "for a resolution of regulatory claims with respect to market timing in some of its mutual funds". Among the settlement provisions announced were the following:

- Under both agreements, Alliance Capital would establish a $250 million fund "to compensate fund shareholders for the adverse effects of market timing in some of its mutual funds".

- The agreement with the New York State Attorney General included a weighted average reduction for five years in fees of 20% on the domestic, long-term open-end retail mutual funds managed by Alliance Capital Management.

- The mutual fund boards would be required to have at least 75% independent directors.

- Numerous other ethical and internal compliance controls were to be established.

67. In an article the next day, December 19, 2003, *The Wall Street Journal* reported that of the $250 million, $100 million was in penalties and $150 million in disgorgement of earnings. It further reported that the value of the reduction in fees over five years was estimated at $350 million, and that the $600 million settlement package was "one of the largest in Wall Street history against a single firm". The article also stated that market timing had been permitted in five out of ten of AllianceBernstein's largest mutual funds, "even though it was acknowledged within Alliance that market timing hurt fund investors". It further reported that although no individuals had been charged in the actions by the SEC and the New York State Attorney General, "the investigations into market timing at Alliance are continuing and charges against individuals could be brought at a later date, according to people familiar with the inquiries".

68. *The New York Times*, in an article about the settlement also on December 19, 2003, said that Calvert, who had then been chief executive, had acknowledged that market timing "cost investors 4 percentage points in profit" in one fund "before it was controlled". The *Times* also reported that defendant Daniel Calugar was the biggest short-term trader, and that he had made about $64 million in profits trading in and out of Alliance funds from 2001 to 2003. It further reported that the second most active trader in Alliance funds had been hedge funds

managed by defendant Stern, though his Canary entities. As reported, Stern had had $110 million invested in short-term investments in Alliance funds as of July, 2003.

The SEC Order And Findings

69. On December 19, 2003, the SEC also announced the settlement in a press release, and made public its Order Instituting Administrative And Cease And Desist Proceedings Pursuant To Sections 203(e) And 203(k) Of The Investment Advisers Act Of 1940 And Sections 9(b) And 9(f) Of The Investment Company Act Of 1940, Making Findings, And Imposing Remedial Sanctions And A Cease-And-Desist Order (the "SEC Order"), which is incorporated by reference in this complaint.

70. As stated in the Summary of the SEC Order:

> 1. **This proceeding concerns Alliance Capital's negotiated, but undisclosed, arrangements with market times – arrangements that benefited [sic] Alliance Capital to the detriment of investors in mutual funds managed by Alliance Capital.** In those arrangements, Alliance Capital provided "timing capacity" in mutual funds to known timers in return for or in connection with the timers' investment of "sticky assets" in Alliance Capital managed hedge funds, mutual funds and other investment vehicles, from which Alliance Capital earned management fees. Alliance Capital's single biggest timer received at its height $220 million in timing capacity in Alliance Capital mutual funds in return for investments at agreed ratios in hedge funds managed by some of the same portfolio managers. **The prospectuses for these mutual funds gave the misleading impression that Alliance Capital sought to prevent timing in these mutual funds.** Alliance Capital failed to disclose that, in fact, it negotiated agreements to permit timing in return for the sticky assets. At their height in 2003, Alliance Capital had over $600 million in approved timing in its mutual funds. Alliance Capital permitted these arrangements despite awareness of the harmful effects timing can have on mutual funds and the ability to detect and prevent inappropriate timing in mutual funds. By entering into these arrangements, Alliance

Capital breached its fiduciary duty to the mutual funds in which it arranged the timing.

2. In addition to the arrangements, Alliance Capital accommodated timers through other means. In part in order to enable the portfolio manager to deal with the effects of timers in his fund, rather than simply prohibit timing in the fund, Alliance Capital obtained approval of the mutual fund's board and shareholders to lift a restriction on futures trading in the fund. Alliance Capital failed to disclose to the fund's board or shareholders that one of the reasons for recommending the proposal was to accommodate better the Alliance Capital-approved timers.

3. **Finally, Alliance Capital provided material nonpublic information about the portfolio holdings of certain mutual funds to at least one of the timers.** This disclosure enabled that timer to profit from market timing in declining markets.

71. The SEC Order included a Finding (Paragraph 6) that Alliance Capital Management was aware of the potential adverse effects of market timing as early as September 1999. At that time, an internal Alliance Capital Management memorandum circulated among mutual fund sales employees noted the adverse impact that market timers had on mutual funds, which included: (1) an increase in capital gains caused by the sale of stocks to cover redemptions by timers; (2) an increase in trading costs; and (3) lower returns.

72. The SEC Order also included a Finding (Paragraph 7) that similarly, in February 2001, in a memorandum concerning fund performance, the Chief Executive Officer of Alliance Capital Management noted that in a certain sub-advised fund, market times "probably cost 400 basis points [4%] before it was controlled". The SEC Order also included a Finding (Paragraph 8) that when Alliance Capital Management canceled or blocked trades by unapproved market

timers, it notified the timer that it had canceled the trade because "short-term trading is detrimental to the mutual fund".

73. The SEC Order further included a Finding (Paragraph 9) that Alliance Capital Management had the ability to detect market timing, and had done so with regard to some of its funds in the late 1990's.

74. The SEC Order also included Findings (Paragraphs 14-16) that the fee structure through which Alliance Capital Management earned management fees meant that it earned fees from timing relationships at the expense of long-term shareholders. First, this was because it earned fees from the management of mutual funds based on a percentage of assets under management, and, to the extent timers increased such assets, such fees were greater. Second, it was because Alliance Capital Management and individual portfolio managers earned fees in multiple ways on the hedge funds they managed in which the timers were required to place millions of dollars of "sticky assets" in exchange for their market timing privileges.

75. The SEC Order also included a Finding (Paragraph 19) that in early 2001 Alliance Capital Management appointed a sales support employee to be a "Market Timing Supervisor" to manage the relationships between it and market timers.

76. The SEC Order also included extensive Findings (Paragraphs 21-45) concerning defendant Calugar's market timing of AllianceBernstein Funds in exchange for investments in Alliance hedge funds, including hedge funds managed by the same portfolio managers.

77. As set forth in detail in these SEC Findings, defendant Calugar was the single largest timer at Alliance. At his height in 2003, Calugar had $220 in permitted timing capacity in Alliance Bernstein Funds. (Paragraph 21.) The mutual funds in which Calugar was allowed to

time included the Technology Fund, the Growth Fund and the Premier Growth Fund. By early 2003, defendant Calugar was an "important relationship" because of his investments in Alliance hedge funds. In January 2003, in at least three Alliance hedge funds, over 80% of the assets invested were Calugar's. (Paragraph 35.) From 2001 to 2003, defendant Calugar generated approximately $64 million in profits from timing AllianceBernstein Funds, including the Technology Fund. During that time the NAV of that fund declined substantially. (Paragraph 45.)

78. The SEC Order included a Finding (Paragraph 25) that members of senior management at Alliance Capital Management were aware of the arrangement with Calugar. For instance, "[i]n June 2001, notification of the arrangement with Calugar was conveyed through a series of emails from hedge fund sales personnel to mutual fund management, including the then President and Chief Operating Officer ("COO") of Alliance Capital, who also served as the Chairman and the President of the mutual funds at issue here. In particular, senior management at Alliance Capital received a forwarded email describing aspects of the Calugar arrangement. . ."

79. The SEC Order also included extensive Findings (Paragraphs 46-52) concerning the Canary Defendants' market timing of AllianceBernstein Funds.

80. According to the SEC Order (Paragraph 46) "a group of entities affiliated with Canary Investment Management, LLC and controlled by Edward J. Stern (collectively "Canary")" was the second-largest market timer at Alliance.

> By the end of its relationship with Alliance Capital [Management] in July 2003, Canary had approximately $110 to $120 million in timing assets in Alliance Capital [Management] mutual funds. Canary obtained this timing capacity in exchange for investing in Alliance Capital hedge funds, other Alliance Capital mutual funds,

and Alliance Capital private capital management accounts from which Alliance Capital earned fees.

81. The mutual funds in which the Canary Defendants were granted timing capacity included the Mid-Cap Growth Fund, the Premier Growth Fund, the Growth Fund, the Growth & Income Fund and the Quasar Fund [now known as the Small Cap Growth Fund]. (Paragraphs 47-50.)

82. The Alliance Defendants also shared with the Canary Defendants information about the securities holdings of individual mutual funds that they did not disclose to the public, including the plaintiff and the other members of the Class. At all relevant times, Alliance had a practice of generally maintaining as confidential the specific securities owned by its mutual funds and their weighted value. This information was publicly disclosed only at limited times of the year. However, on more than one occasion Alliance Capital Management released this information to the Canary Defendants in contravention of its own confidentiality policy. As an example, on May 29, 2003 the Alliance Market Timing Supervisor sent an e-mail to a Canary representative listing all the securities, and their weighted value, in each of the five funds listed above. The Canary Defendants used this information to profit from market timing in those AllianceBernstein Funds. (Paragraphs 49-51.)

83. The SEC Order also contains findings (Paragraphs 53-55) that Alliance Capital Management, through its Market Timing Supervisor, negotiated timing "capacity" with approximately 18 brokers in addition to the Calugar and Canary entities:

> The Market Timing Supervisor negotiated with the brokers the particular Alliance Capital mutual fund, the number of "round trips" (i.e., the number of exchanges into and out of a fund) allowed within a given time frame, and the maximum dollar

amount per exchange. The Market Timing Supervisor typically communicated with the Alliance Capital portfolio team to obtain approval of the market timing capacity agreement. [Paragraph 53.]

84. During 2001 to 2003, Alliance Capital Management provided capacity to market timers (including, as detailed above, the Canary Defendants and the Calugar Defendants) in the following Funds:

- The Tech Fund
- The Growth Fund
- The Growth & Income Fund
- The Premier Growth Fund
- The Mid-Cap Fund
- The Quasar Fund, now known as the Small Cap Growth Fund
- The Small Cap Value Fund
- The High-Yield Fund
- The Disciplined Value Fund
- The Americas Government Income Trust Fund

(Paragraph 54.) These ten funds are the ten AllianceBernstein Fund defendants named in this complaint.

85. The SEC Order also made explicit Findings (Paragraph 56) that Alliance Capital [Management]:

> **willfully violated Sections 206(1) and 206(2) of the Advisers Act in that it, while acting as an investment adviser, employed devices, schemes, or artifices to defraud clients or prospective clients; and engaged in transactions, practices, or courses of business which operated or would operate as a fraud or deceit upon clients or prospective clients. Specifically, Alliance Capital knowingly, recklessly, and/or negligently entered into arrangements with certain investors or brokers whereby those investors or brokers were allowed to time mutual funds it managed in exchange for fees on sticky assets in Alliance Capital hedge funds, mutual funds, or other investment products, including hedge funds run by the same portfolio managers as the mutual funds being timed. Alliance Capital**

failed to disclose these arrangements to the mutual funds' directors or shareholders. [Emphasis added.]

86. The SEC Order also included explicit Findings that Alliance Capital Management had violated numerous additional provisions of the Investment Advisers Act and the Investment Company Act. (Paragraphs 57-60.)

87. The SEC Order also include a variety of settlement terms, as summarized above, including disgorgement and penalties totaling $250 million.

The SEC Calugar Proceedings

88. On December 23, 2003 the SEC issued a press release stating that it had filed civil fraud charges the prior day against both of the Calugar Defendants "for their participation to defraud mutual fund shareholders through improper late trading and market timing", principally through mutual funds managed by Alliance Capital Management and Massachusetts Financial Services ("MFS"). The press release further stated that a United States District Judge in the District of Nevada had issued a temporary restraining order freezing the assets of the Calugar Defendants and granting other interim relief.

89. The SEC stated in the press release that it had applied for the emergency relief after learning that on December 18, 2003, the same day it instituted the enforcement action against Alliance Capital Management discussed above, Calugar had transferred $50 million of his proceeds from his scheme out of MFS.

90. An SEC official was quoted in the press release as stating:

> **Calugar's market timing and late trading were phenomenally profitable to him and came at the expense of long-term mutual fund shareholders.** [Emphasis added.]

The SEC Complaint Against The Calugar Defendants

91. The Complaint For Violations Of The Federal Securities Laws filed by the SEC in connection with its obtaining the restraining order against the Calugar Defendants ("SEC Calugar Complaint), which is incorporated by reference in this complaint, contains the following allegations, among others:

> • From at least 2001 to September 2003, defendant Calugar, trading through defendant Security Brokerage, Inc., "engaged in a scheme involving market timing of various mutual funds using investments totaling between $400-$500 million, mostly through the Alliance and MFS mutual fund families. [Paragraph 4.]
>
> • Calugar also engaged in late trading of Alliance and MFS funds, for at least two years. Because of Security Brokerage's status as a broker-dealer, it was permitted to submit trades received from its clients before 4:00 p.m. EST to the National Securities Clearing Corporation after that hour. Calugar, who was trading on his own behalf and therefore making trading decisions, routinely sent trades for his own account one to two hours after the 4:00 p.m. deadline. Meanwhile, however, Security Brokerage, Inc. created false internal records in which the order time for its trades was entered as 3/59 p.m. EST for all trades. [Paragraphs 5, 13, 14.]
>
> • Calugar knew or was reckless in not knowing that the Alliance discouraged market timing (and that MFS prohibited it). [Paragraph 6.] He had in fact directed his subordinates to prepare summaries of the relevant provisions of the funds' prospectuses, [including the AllianceBernstein Funds' Prospectuses]. [Paragraph 19.]
>
> • [As stated in the SEC Order summarized above], Calugar was the largest single timer at Alliance, and had agreements with Alliance for timing capacity of $220 million. In return, the Calugar Defendants agreed to make long-term sticky asset investments in Alliance hedge funds. [Paragraph 20.]
>
> • The Calugar Defendants "**thus participated in a scheme with Alliance . . . to engage in market timing that most other mutual fund investors were not permitted to do. The Funds as well as**

Calugar profited at the expense of such investors. Calugar and Security Brokerage made trading profits of $175 million from their market timing and late trading at Alliance and MFS. The Funds profited by way of increased advisory and other fees. [Paragraph 21.]

- From at least mid-2001 through September 2003, Calugar, through Security Brokerage, Inc., was a frequent market timer, primarily engaged in timing trades in Alliance and MFS mutual funds. [Paragraph 16.]

92. In the SEC Calugar Complaint, the SEC charged the Calugar Defendants under Section 17(a) of the Securities Act, and under Section 10(b) of the Securities Exchange Act and Rule 10b-5 thereunder, with fraud in connection with their market timing and late trading activities at Alliance and MFS. [Paragraphs 22-27.]

The False And Misleading Prospectuses

93. The Prospectuses for the AllianceBernstein Funds were false and misleading throughout at least the Class Period. They failed to disclose:

(a) that the Alliance Defendants had entered into agreements allowing the Canary Defendants, the Calugar Defendants and other as yet not publicly identified persons to market time in the AllianceBernstein Funds (and, at least in the case of the Calugar Defendants, to late trade in such funds);

(b) that, pursuant to such agreements, the Canary Defendants, the Calugar Defendants and other favored investors regularly timed the AllianceBernstein Funds' shares (and, at least in the case of the Calugar Defendants, late traded in such funds);

(c) that, contrary to the representations in the Prospectuses, the AllianceBernstein Funds enforced their policy against frequent traders selectively, *i.e.*, they did not enforce it against the Canary Defendants, the Calugar Defendants and certain favored others;

(d) that the Alliance Defendants regularly allowed such favored investors to engage in trades that were disruptive to the efficient management of the AllianceBernstein Funds and/or increased the AllianceBernstein Funds' costs and thereby reduced the AllianceBernstein Funds' performance; and

(e) that the amount of compensation paid by the AllianceBernstein Funds to Alliance Capital Management, because of the AllianceBernstein Funds' secret agreements with such favored traders, provided substantial additional undisclosed compensation to Alliance Capital Management and certain portfolio managers by the AllianceBernstein Funds, at the cost of and to the detriment of their respective shareholders, including the plaintiff and other members of the Class.

FIRST CLAIM

Against The AllianceBernstein Funds And Alliance Distributors For Violations Of Section 11 Of The Securities Act

On Behalf Of The Plaintiff And All Members Of The Class Who Purchased (Including By Exchange) Shares Of Any Of The AllianceBernstein Funds During The Class Period

94. The plaintiff repeats the paragraphs above, except that for purposes of this claim, the plaintiff expressly excludes and disclaims any allegation that could be construed as alleging fraud or intentional or reckless misconduct.

95. This claim is brought pursuant to Section 11 of the Securities Act, 15 U.S.C. §

77k, on behalf of the plaintiff and such other members of the Class who purchased (including by exchange) shares of any of the AllianceBernstein Funds during the Class Period, against Alliance Capital Management and Alliance Distributors.

96. For the reasons explained above, the Registration Statements for the Alliance Bernstein Funds, which, as defined and discussed above, included the Prospectuses, contained untrue statements of material fact and/or omitted to state material facts required to be stated therein or necessary to make statements therein not misleading.

97. The plaintiff and the members of the Class on whose behalf this Claim is asserted purchased (including by exchange) shares of AllianceBernstein Funds in reliance on the Prospectuses, and/or within a period of twelve months after their effective date, and/or traceable to the Prospectuses, and have thereby been damaged.

98. At the time they purchased their AllianceBernstein Fund shares, the plaintiff and members of the Class members were without knowledge of the facts concerning the false and misleading statements or omissions alleged in this complaint and could not reasonably have possessed such knowledge. This claim is brought within the applicable statute of limitations.

99. Defendants AllianceBernstein Funds, as Registrants and issuers, and Alliance Distributors, as underwriter, are thus primarily liable to the plaintiff and such members of the Class.

SECOND CLAIM

Against Alliance Holding, Alliance Corporation, Alliance Capital Management And AXA As Control Persons Of The AllianceBernstein Registrants, And Against Alliance Holding, Alliance Corporation And AXA As Control Persons Of Alliance Distributors, For Violations of Section 15 Of The Securities Act

On Behalf The Plaintiff And All Members Of The Class Who Purchased (Including By Exchange) Shares Of Any Of The AllianceBernstein Funds During The Class Period

100. The plaintiff repeats the paragraphs above, except that for purposes of this claim, the plaintiff expressly excludes and disclaims any allegation that could be construed as alleging fraud or intentional or reckless misconduct.

101. This claim is brought pursuant to Section 15 of the Securities Act, 15 U.S.C. §77o, on behalf of the plaintiff and such other members of the Class who purchased (including by exchange) shares of any of the AllianceBernstein Funds during the Class Period, against Alliance Holding, Alliance Corporation, Alliance Capital Management, and AXA, each as a control person of the AllianceBernstein Registrants, and against Alliance Holding, Alliance Corporation and AXA, each as a control person of Alliance Distributors.

102. The AllianceBernstein Funds and Alliance Distributors are primarily liable under Section 11 of the Securities Act as set forth above. As control persons for the reasons set forth above, and as specified in the immediately prior paragraph, the defendants named in this claim are liable for the violations of Section 11 of the entities that they controlled, respectively.

THIRD CLAIM

Violation Of Section 10(b) Of The Exchange Act And Rule 10b-5 Against All Defendants Except AXA

On Behalf Of The Plaintiff And All Members Of The Class

103. The plaintiff repeats Paragraphs 1-93 above.

104. This claim is brought pursuant to Section 10(b) of the Exhange Act, 15 U.S.C. §78j(b), and Rule 10b-5, 17 C.F.R. 10b-5, promulgated by the SEC thereunder, on behalf of the plaintiff and all members of the Class, against all defendants except AXA, as primary violators.

105. During the Class Period, by virtue of the conduct described above, the defendants used or employed, in connection with the purchase and sale of securities, manipulative and deceptive devices and contrivances, in violation of Section 10(b) of the Exchange Act and Rule 10b-5.

106. The plaintiff and the members of the Class purchased (including by exchange) and/or sold (including by exchange) shares of AllianceBernstein Funds without knowledge of the defendants' wrongful conduct, and were damaged thereby.

FOURTH CLAIM

Against Alliance Holding, Alliance Corporation, Alliance Capital Management, and AXA As Control Persons Of The AllianceBernstein Funds; Against Alliance Holding, Alliance Corporation and AXA As Control Persons of Alliance Distributors; Against Alliance Holding, Alliance Corporation And AXA As Control Persons Of Alliance Capital Management; Against Alliance Corporation And AXA As Control Persons Of Alliance Holding; Against AXA As Control Person Of Alliance Corporation; Against Stern As Control Person Of The Other Canary Defendants; And Against Calugar As Control Person Of Security Brokerage, Inc., For Violations of Section 20(a) of the Exchange Act

On Behalf Of The Plaintiff And All Members Of The Class

107. The plaintiff repeats Paragraphs 1-93 and 103-106 above.

108. This claim is brought pursuant to Section 20(a) of the Exchange Act, 15 U.S.C. §78t(a), on behalf of the plaintiff and all members of the Class, against all defendants specified in the heading of this claim, as control persons of the respective primary violators there specified.

109. All defendants except AXA are primarily liable under Section 10(b) of the Exchange Act and Rule 10b-5 of the Securities Act as set forth above. As control persons for the reasons set forth above, and as specified in the heading of this claim, the defendants named in

this claim are liable for the primary violations of Section 10(b) and Rule 10b-5 of the entities that they controlled, respectively.

FIFTH CLAIM

Against The Canary Defendants And The Calugar Defendants For Unjust Enrichment

On Behalf Of The Plaintiff And All Members Of The Class

110. The plaintiff repeats the paragraphs 1-93 above.

111. The Canary Defendants and the Calugar Defendants profited at the expense of the plaintiff and the other members of the Class through the illegal and improper conduct described above.

112. These profits are ill-gotten gains that rightfully belong to plaintiff and the Class. They were obtained through knowing violation of the federal securities laws and SEC rules and knowing violation of prohibitions contained in the Prospectuses. The gains received by the Canary Defendants and Calugar Defendants were taken directly, dollar-for-dollar, from the plaintiff and the other members of the Class. Under principles of equity and good conscience, the Canary Defendants and Calugar Defendants should not be permitted to retain their ill-gotten gains.

PRAYER FOR RELIEF

WHEREFORE, plaintiff prays for relief and judgment, as follows:

(a) determining that this action is a proper class action, appointing the plaintiff as Lead Plaintiff and her counsel as Lead Counsel for the Class, and certifying the plaintiff as a class representative under Rule 23 of the Federal Rules of Civil Procedure;

(b) awarding compensatory damages in favor of plaintiff and other Class members against all defendants, jointly and severally, to the extent permitted by law, for all damages sustained as a result of defendants' wrongdoing, in an amount to be proven at trial, including interest thereon;

(c) with regard to the Fifth Claim, directing the Canary Defendants and the Calugar Defendants to disgorge their profits for the benefit of the plaintiff and the other members of the Class, and awarding appropriate injunctive relief against them;

(d) directing the Alliance Defendants to account for wrongfully gotten gains, profits and compensation, and to make appropriate disgorgement and restitution;

(e) awarding the plaintiff and the Class their reasonable costs and expenses incurred in this action, including counsel fees and expert fees; and

(f) awarding such other relief as the Court may deem just and proper.

JURY TRIAL DEMANDED

The plaintiff hereby demands a trial by jury.

Dated: January 13, 2004

LAW OFFICE OF KLARI NEUWELT

Klari Neuwelt (KN-5631)
110 East 59th Street, 29th Floor
New York, NY 10022
Telephone: (212) 593-8800
Fax: (212) 593-9131

Attorneys for Plaintiff

CERTIFICATION

Jo-Anne R. Schneider declares the following under penalty of perjury:

1. I have reviewed the draft complaint in this action and authorize its filing on my behalf.

2. I did not purchase or acquire the securities that are the subject of the complaint (shares of AllianceBernstein (formerly Alliance) mutual funds) at the direction of plaintiff's counsel or in order to participate in any private action for securities fraud.

3. I am willing to serve as a representative party on behalf of a class, including providing testimony at deposition and trial, if necessary.

4. My transactions in any of the AllianceBernstein funds during the class period specified in the complaint (January 1, 2001 through September 30, 2003) were as follows:

On April 23, 2001, I converted (exchanged) 1175.553 shares of Premier Growth Fund Class A(APGAX), at a share price of $24.05, to 2774.490 shares of Value Fund Class A (APVAX), at a share price of $10.19. The dollar amount of the transaction was listed at $28,272.05.

On August 31, 2001, I converted (exchanged) 20.736 shares of Premier Growth Fund Class B (APGBX), at a share price of $19.07, to 19.271 shares of Premier Growth Fund Class A (APGAX), at a share price of $20.52. The dollar amount of the transaction was listed at $395.44.

Also on August 31, 2001, I converted (excanged) 16.363 shares of Premier Growth Fund Class B (APGBX), at a share price of $19.07, to 15.207 shares of Premier Growth Fund Class A (ABGAX), at a share price of $20.52. The dollar value of the transaction was listed at $312.04.

On September 17, 2001, I converted (exchanged) 34.478 shares of Premier Growth Fund Class A (APGAX), at a share price of $17.85, to 63.643 shares of Value Fund Class A (ABVAX), at a share price of $9.67. The dollar value of the transaction was listed at $615.43.

On December 14, 2001 (trade date), payable on December 19, 2001, I received a dividend reinvestment (at $.048 per share) of 13.461 shares of Value Fund Class A (ABVAX), at a share price of $10.12. The dollar amount of the transaction was listed at $136.23.

On December 27, 2002 (trade date), payable on December 20, 2002, I received a dividend reinvestment (at $.065 per share) of 20.323 shares of Value Fund Class A (ABVAX), at a share price of $9.12. The dollar amount of the transaction was listed at $185.35.

5. I have not sought to serve as a representative in any class or other representative action filed under the federal securities laws during the last three-year period.

6. I will not accept any payment for serving as a representative party on behalf of a class other than my pro rata

share of any recovery, except as ordered or approved by the Court.

Dated: January 15, 2004

Jo-Anne R. Schneider
Jo-Anne R. Schneider